CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated 6th May 2003 relating to the Company’s interim results for the six months ended 28th February 2003.

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2003

The directors of City Telecom (H.K.) Limited (“CTI” or the “Company”) are pleased to present the consolidated profit and loss account for the six months ended 28th February 2003 of the Company and its subsidiaries (the “Group”), which is unaudited and condensed.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Unaudited Six months ended 28th February
		2003	2002
	Note	HK$’000	HK$’000
Turnover	1	657,384	544,910
Cost of services provided	2	(203,738)	(240,115)

Gross profit		453,646	304,795
Other revenues		4,518	4,874
Other operating expenses	3	(338,425)	(259,584)

Operating profit		119,739	50,085
Finance costs		(495)	(1,057)

Profit before taxation		119,244	49,028
Taxation	4	(6,377)	(14,391)

Profit after taxation		112,867	34,637
Minority interests		—	8,109

Profit attributable to shareholders		112,867	42,746

Dividends	5	25,316	—

Basic earnings per share	6	22.4 cents	8.7 cents

Diluted earnings per share	6	19.3 cents	7.7 cents

Notes:

1.	Segment information

The Group is principally engaged in the provision of international telecommunications services to customers in Hong Kong, Japan and Canada, and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Business segments

The Group is organised on a worldwide basis into two business segments:

International telecommunications – provision of international long distance calls services

Fixed telecommunications network – provision of dial up and broadband internet access services, and local telephony services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. It was entered into at similar terms as that contracted with third parties.

	6 months ended 28th February 2003
	International tele- communications services	Fixed tele- communications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	468,571	188,813	—	657,384
Inter-segment sales	8,432	13,782	(22,214)	—

	477,003	202,595	(22,214)	657,384

Segment results	162,303	(42,564)		119,739

Finance costs				(495)

Profit before taxation				119,244
Taxation				(6,377)

Profit attributable to shareholders				112,867

	6 months ended 28th February 2002
	International tele- communications services	Fixed tele- communications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	450,785	94,125	—	544,910
Inter-segment sales	8,100	12,774	(20,874)	—

	458,885	106,899	(20,874)	544,910

Segment results	107,984	(57,899)		50,085

Finance costs				(1,057)

Profit before taxation				49,028
Taxation				(14,391)
Minority interest				8,109

Profit attributable to shareholders				42,746

(b)	Geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in three main geographical areas:

Hong Kong – international telecommunications and fixed telecommunications network services

Japan – international telecommunications

Canada – international telecommunications and fixed telecommunications network services

	Turnover 6 months ended 28th February		Operating profit 6 months ended 28th February
	2003	2002	2003	2002
	HK$’000	HK$’000	HK$’000	HK$’000
Geographical segment:
Hong Kong	638,434	523,235	111,584	48,701
Japan	4,481	3,930	644	(345)
Canada	14,469	17,745	7,511	1,729

	657,384	544,910	119,739	50,085

Sales are based on the country in which the customer is located. There are no sales between the geographical segments.

2. Cost of services provided

The Group makes estimated Universal Services Contributions (“USC”) to PCCW Limited to fund the costs of network development in remote areas in Hong Kong. The Office of the Telecommunications Authority (the “OFTA”) periodically reviews the actual costs of such development and revises the amounts owed or to be refunded to the USC contributing parties based on such reviews.

On 30th November 2002, the OFTA issued a statement (the “Statement”) on the USC which sets forth the findings of the OFTA’s review of net universal service costs for the year 2000 and confirms the actual USC payable by USC contributing parties for the year 2000. The Statement also revises the provisional USC payable for the period after 1st January 2001 to be applied retrospectively as of 1st January 2001 until determination of the actual amount. As a result of the Statement, in February 2003, the Group received a refund of USC paid for the period from 1st January 2000 to 31st December 2000 of HK$40,585,606 and this has been set off against cost of services provided.

3. Other operating expenses

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Other operating expenses include the following:
Amortisation of goodwill	532	862
Depreciation	86,341	54,091

4. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Hong Kong profits tax – current	5,703	16,791
Overseas taxation
—current	674	—
—overprovisions in prior periods	—	(2,400)

	6,377	14,391

5. Dividends

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Interim dividend of HK$0.05 (2002: Nil) per ordinary share, total 506,320,663 ordinary shares in issue as at 28th February 2003	25,316	—

At a meeting held on 6th May 2003 the directors declared an interim dividend of HK$0.05 per ordinary share for the six months ended 28th February 2003. This dividend is not reflected as a dividend payable in these condensed accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st August 2003.

6. Earnings per share

	6 months ended 28th February
	2003	2002
	HK$’000	HK$’000
Profit attributable to shareholders	112,867	42,746

	Number of shares in thousand	Number of shares in thousand
Weighted average number of shares in issue	502,975	491,645
Incremental shares from assumed exercise of share options	13,952	4,334
Incremental shares from assumed exercise of warrants	68,136	58,476

Diluted weighted average number of shares	585,063	554,455

Basic earnings per share	22.4 cents	8.7 cents
Diluted earnings per share	19.3 cents	7.7 cents

7. Share capital and reserves

	Unaudited
	Share capital	Share premium	Warrant reserve	Exchange reserve	Retained profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2001	49,107	569,180	—	(242)	187,261	805,306
Issue of warrants	—	—	10,815	—	—	10,815
Expenses in connection with issue of new warrants	—	—	(1,058)	—	—	(1,058)
Profit for the period	—	—	—	—	42,746	42,746
Exercise of warrants	—	—	(218)	—	—	(218)
Shares issued upon exercise of share options	136	390	—	—	—	526
Shares issued upon exercise of warrants	220	877	—	—	—	1,097
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	2,341	—	2,341

At 28th February 2002	49,463	570,447	9,539	2,099	230,007	861,555

At 1st September 2002	50,086	572,656	9,089	(38)	278,390	910,183
Profit for the period	—	—	—	—	112,867	112,867
Exercises of warrants	—	—	(492)	—	—	(492)
Shares issued upon exercise of share options	50	240	—	—	—	290
Shares issued upon exercise of warrants	496	1,979	—	—	—	2,475
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(381)	—	(381)

At 28th February 2003	50,632	574,875	8,597	(419)	391,257	1,024,942

INTERIM DIVIDEND

The directors have declared an interim dividend of HK$0.05 (2002: Nil) per ordinary share for the six months ended 28th February 2003 to shareholders whose names appear on the Register of Members of the Company on 27th May 2003. The dividend will be paid on or about 10th June 2003.

FINANCIAL REVIEW

During the period under review, our efforts to maintain growth in revenue, margin and profitability continued to bear results. Our net profit for the period was the ever highest record of the Group – a remarkable achievement given the very challenging economic environment in Hong Kong.

Our revenue was boosted by the outstanding performance of fixed telecommunications network business coupled with stable IDD business. Sales hiked 21% to HK$657 million compared to HK$545 million of the last corresponding period. On the cost side, the achievement of economies of scale resulting from our high IDD traffic volume, the utilization of self-owned fixed telecommunications network, together with the lower cost of services attributed to the USC rebate of HK$40.6 million from PCCW have significantly improved the Group’s gross margin to 69% (HK$454 million) from 56% (HK$305 million) of the last corresponding period.

Operating profit for IDD business grew by 50% to HK$162 million from HK$108 million. The fixed telecommunications network business recorded a much less operating loss of HK$43 million, compared to HK$58 million in the last corresponding period. This was mainly due to the strong growth in number of subscribers and the cost efficiency achieved for provision of multitude of services based on our established fixed IP network. The combined effect of revenue growth and cost savings are reflected in the strong bottom line results. Profit attributable to shareholders reached $113 million, a record high for the Group, representing a remarkable increase of 164% from HK$43 million of the last corresponding period.

LIQUIDITY AND CAPITAL RESOURCES

As of 28th February 2003, the Group had cash and bank balances of HK$280 million and outstanding borrowing of HK$20 million. Capital expenditure was HK$159 million during the period, the majority of which, approximately HK$150 million was for developing the local fixed telecommunications network. Our network development will require ongoing capital expenditure which will be met by internal reserves.

CONTINGENT LIABILITIES

As of 28th February 2003, there were guarantees to the extent of HK$6.4 million (August 2002: Nil) provided to bankers for banking facilities issued to various suppliers of the Group.

BUSINESS REVIEW

International Telecommunications Services

During the period under review, total IDD outgoing minutes stabilized at its current level. Moreover, our tariff maintains in a healthy position due to less intensive market competition over the period. The Group launched the new IDD0030 brand during the period, in which this brand provides a simple tariff schedule compared to IDD1666. In addition, another brand, namely IDD16+, was launched as well. Customers can select among 16+005, 16+0060, 16+007, 16+0080 and 16+009 in which discounts on the tariffs of subject operators would be offered. These brands were well-received by the market and the number of active customers of our international telecommunications services increased from 532,000 to 760,000 in this reporting period. Overall, the IDD business generated HK$179 million positive cash flow in EBITDA level.

Fixed Telecommunications Network Services

The fixed telecommunications network services are growing strongly and in a fast pace by achieving an outstanding revenue growth during the period. The suite of services provided under our Metro Ethernet IP network now encompasses residential and corporate broadband and local telephony, each with strong customer base. As of the end of February 2003, residential and corporate fixed telecommunications network business had over 224,000 and 8,000 customers respectively. Enjoying a steady growth in income, this business recorded a positive EBITDA at HK$26 million, the first time ever since the operation commenced.

As of the end of period, our network has covered over 530 commercial buildings with 1.2 million homepass, of which 500,000 homepass could provide local telephony service. Under our strategy of driving network expansion in full swing, we expect by the end of 2003, 90% of the total 1.2 million coverage will be upgraded with local telephony services.

PROSPECTS

Our position as a leading IDD service provider will continue to provide us with steady income. In addition, we will actively seek new income streams and closely monitor our costs in order to generate the best value to our shareholders. Exciting new services will be launched to fully capitalize on our Metro Ethernet IP network. In the pipeline to launch will be the pay-TV service. Targeted to be launched in 2003, this service will utilize our existing network, and hence will not require high capital investment from the Group. The foreseeable capital expenditure will be for the installation of set-top box for reception at customers’ end, for which the investment will be incremental following the speed of customer take-up.

Starting from 2003, the Group is licensed to build our own fibre optics network. The infrastructure has begun to construct in many areas over the territory, while we will limit the investment to HK$250 million. Another forward looking objective will be the achieving of net free cash flow by exercising stringent control on CAPEX investment capped by net operating cash inflow.

Strong market leadership, self-owned infrastructure and commitment to innovation are successful factors that will continue to underscore CTI’s growth and success.

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28th February 2003, the Group employed a total of 2,150 full-time employees. The Group provides remuneration package consisting of basis salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates a Share Option Scheme.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 23rd May 2003 (Friday) to 27th May 2003 (Tuesday), both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on 22nd May 2003 (Thursday).

OTHER DISCLOSURE

Apart from above, other areas which are required to be discussed under the requirements of paragraph 46(7)(b)(ii) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and paragraph 16 of Hong Kong Statement of Standard Accounting Practice 25 “Interim Financial Reporting”, either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2002 or are considered not significant to the Group’s operations. Therefore, no additional disclosure has been made in this announcement.

PUBLICATION OF DETAILED INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed interim results containing the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board

WONG WAI KAY, RICKY
Chairman

Hong Kong, 6th May 2003

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ CORINNA SIO
	Name:	Corinna Sio
	Title:	Finance Director

Dated: 6th May 2003